Exhibit (a)(5)(T)

Millicom announces expiration of consent solicitations

Luxembourg, August 23, 2024 – Millicom International Cellular S.A. (“Millicom”) today announced the expiration of its previously announced solicitation of consents from the holders of record on August 2, 2024 of its 6.625% Senior Notes due 2026, 5.125% Senior Notes due 2028, 6.250% Senior Notes due 2029, 4.500% Senior Notes due 2031 and 7.375% Senior Notes due 2032 (collectively, the “Notes”) to amend certain provisions of the indentures governing the Notes (the “Proposed Amendments”), and that the Proposed Amendments will not be made.

This announcement does not constitute an offer to sell or issue, or the solicitation of an offer to buy or subscribe for, securities (including the Notes) in any jurisdiction.

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For further information, please contact

Press: Sofía Corral, Director Corporate Communications press@millicom.com	Investors: Michel Morin, VP Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of June 30, 2024, Millicom, including its Honduras Joint Venture, employed approximately 15,000 people, and provided mobile and fiber-cable services through its digital highways to more than 45 million customers, with a fiber-cable footprint of about 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.